UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 28 February 2015

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Stewart informs the Company of his beneficial interests. (2 February 2015)	Announcement Company announces additional listing. (27 February 2015)
Announcement Mr Menezes informs the Company of his beneficial interests. (9 February 2015)	Announcement Company announces total voting rights. (27 February 2015)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and persons discharging managerial responsibilities (PDMRs) inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 February 2015)

Announcement Company announces completion of acquisition of Tequila Don Julio. (27 February 2015)

Announcement

Company notified of transactions in respect of the Diageo UK Sharesave Scheme 2010 and Ms Mahlan and Ms Wood, a PDMR, inform the Company of their beneficial interests therein.

(24 February 2015)

Diageo PLC - DGE Director/PDMR Shareholding Released 11:46 02-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 31 January 2015 from Alan Stewart, a director of the Company, that he had purchased 1,500 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 30 January 2015 at a price per Ordinary Share of £19.70. The Ordinary Shares were purchased on the London Stock Exchange.

As a result of this transaction, Mr Stewart's interests in the Company's Ordinary Shares are 1,500.

C Matthews

Assistant Company Secretary

2 February 2015

Diageo PLC - DGE Director/PDMR Shareholding Released 10:46 09-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 6 February 2015 that Ivan Menezes, a director, had on 6 February 2015 purchased, on the New York Stock Exchange, 8,600 American Depository Shares in the Company ("ADSs")* at a price per ADS of US$116.53.

As a result of the above transaction, the interests of Mr Menezes in the ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 749,517 (of which 656,519 are held as ADS).

J Fahey

Senior Company Secretarial Assistant

09 February 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Director/PDMR Shareholding Released 15:41 10-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 February 2015 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 February 2015 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 February 2015 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.88.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 February 2015 that Dr FB Humer, a director of the Company, had purchased 439 Ordinary Shares on 10 February 2015 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.88.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	57,726

D Mahlan	279,450 (of which 137,481 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	96,275

S Moriarty	41,868

L Wood	6,576

J Fahey

Senior Company Secretarial Assistant

10 February 2015

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Director/PDMR Shareholding Released 14:02 24-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 24 February 2015 of the following exercises of options. These were not stock market transactions:

1. Deirdre Mahlan, a director of the Company, received ordinary shares of 28 101/108 pence in the Company ("Ordinary Shares") on 24 February 2015 upon the exercise of options as detailed below:

Grant Date	Option	Number of	Shareplan
	Price	Ordinary Shares

1 December 2011	£9.60	937	Diageo UK Sharesave Scheme 2010

			("UK SAYE")

2. Leanne Wood, a Person Discharging Managerial Responsibilities ("PDMR"), received Ordinary Shares on 24 February 2015 upon the exercise of options as detailed below:

Grant Date	Option	Number of	Shareplan
	Price	Ordinary Shares

1 December 2011	£9.60	375	UK SAYE

As a result of these transactions, interests of the director and PDMR in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased as follows:

Name of Director	Number of Ordinary Shares

D Mahlan	280,387 (of which 137,481 are held as ADS)*

Name of PDMR	Number of Ordinary Shares

L Wood	6,951

J Fahey

Senior Company Secretarial Assistant

24 February 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

Diageo PLC - DGE Additional Listing Released 10:56 27-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.5.5 of the Listing Rules

Diageo plc - Additional Listing

In conformity with Paragraph 3.5.5 of the Listing Rules, Diageo plc (the "Company") would like to notify the market of the following:

Application has been made to the UK Listing Authority of the Financial Conduct Authority and the London Stock Exchange for the Block Listing of 50,000 ordinary shares of 28 101/108 pence ("Ordinary Shares") each fully paid, ranking pari passu with the existing issued Ordinary Shares of the Company:

These 50,000 Ordinary Shares are to be admitted to the Official List and to trading on the London Stock Exchange's main market for listed securities upon allotment in connection with the Diageo 2014 Long Term Incentive Plan.

J Fahey

Senior Company Secretarial Assistant

27 February 2015

Diageo PLC - DGE Total Voting Rights Released 14:15 27-Feb-2015

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,274,354 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 238,588,636 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,515,685,718 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

J Fahey

Senior Company Secretarial Assistant

27 February 2015

Diageo PLC - DGE Diageo completes acquisition of Tequila Don Julio Released 14:30 27-Feb-2015

RNS Number : 0921G

Diageo PLC

27 February 2015

Friday 27 February 2015

DIAGEO COMPLETES ACQUISITION OF TEQUILA DON JULIO

Diageo, a global leader in beverage alcohol, has today completed the acquisition of full global ownership and control of Tequila Don Julio following the receipt of all regulatory approvals.

The acquisition strengthens Diageo's position in the growing super premium and above tequila segments globally and the important tequila market in Mexico with an already strong and well-positioned brand. Gaining full ownership and distribution rights for Tequila Don Julio and Tres Magueyes, alongside the 'La Primavera' distillery, inventory and agave supply, gives Diageo the ability to make investment decisions across supply, marketing, and innovation to support the continued growth of the brand, and become more competitive in the category.

Ivan Menezes, Chief Executive of Diageo, commented: "I am delighted to have completed this acquisition which delivers on our strategy to build our presence in the world's fastest growing markets and to invest behind the biggest growth opportunities. Tequila is an important global category with tremendous growth potential and with the purchase of Tequila Don Julio we now have full ownership of a leading ultra-premium brand."

Erik Seiersen, Managing Director of Diageo Mexico added: "This transaction marks a significant milestone for Diageo in Mexico. It transforms our business as a leading local employer, producer, and exporter of one of Mexico's most important products and reinforces our leading position within premium spirits with the return of Smirnoff and the addition of Tequila Don Julio in its entirety to our portfolio."

ENDS

For further information, please contact:

Media enquiries to:

Global.press.office@diageo.com / 0044 208 978 2749

Investor enquiries to:

Angela.Ryker.Gallagher@diageo.com / 0044 208 978 4911

investor.relations@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories.  These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world.  The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).  For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com.  Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 3 March 2015	By: /s/ J Fahey
Name: J Fahey
Title: Senior Company Secretarial Assistant